William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606
March 21, 2006

VIA EDGAR TRANSMISSION
VIA FACSIMILE

Ms. Amanda McManus
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Clayton Holdings, Inc.
  Registration Statement No. 333-129526

Ladies and Gentlemen:

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we, as Representative of the several underwriters, wish to advise you that the following preliminary prospectuses dated March 7, 2006 (contained in the above Registration Statement) have been distributed between March 7, 2006 and the date hereof:

Class	Quantity
Underwriters	229
Domestic Institutional Investors	2363
International Institutional Investors	319
Retail	4294
Others	180
Total	7385

        With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 14 of the Master Agreement Among Underwriters and Section 3 of the Master Selected Dealer Agreement contain representations that all underwriters will comply with the requirements of the foregoing Rule. In addition, the Underwriting Agreement contains a covenant from the Company that it will furnish copies of the prospectus in such quantities as the underwriters may request for the purposes contemplated by the Securities Act. Finally, the undersigned are taking steps to see that all brokers or dealers participating in the distribution are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

        The undersigned have taken steps to ensure that all participating underwriters have complied with Rules 10b-6 and 10b-7 under the Exchange Act.

        William Blair & Company, L.L.C. expects to be advised by the Corporate Financing Department of the National Association of Securities Dealers, Inc. that it has reviewed the above captioned proposed offering, and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Clayton Holdings, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective under Rule 430A at 3:30 p.m. (Washington, D.C. time) on March 23, 2006 or as soon as possible thereafter.

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        Thank you for your assistance in this matter.

Very truly yours,
WILLIAM BLAIR & COMPANY, L.L.C. As Representative of the Several Underwriters
By: WILLIAM BLAIR & COMPANY, L.L.C.
By:	/s/ Brett Paschke
Name:	Brett Paschke
Title:	Principal